Filed by Signature Office REIT, Inc.
Commission File No. 000-54248
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended

Subject Company: Signature Office REIT, Inc.
Commission File No. 000-54248

SIGNATURE OFFICE REIT, INC.
FREQUENTLY ASKED QUESTIONS OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 9, 2015

1.	What is the purpose of the Special Meeting of Stockholders of Signature Office REIT, Inc. (“Signature Office REIT”)?

The Special Meeting is being held to consider and vote upon:

(1)	A proposal to approve the merger with Griffin Capital Essential Asset REIT, Inc. ("GCEAR");

(2)	An advisory (non-binding) proposal to approve compensation to be paid to the executive officers of Signature Office REIT in connection with the closing of the proposed merger; and

(3)	A proposal to grant discretionary authority to adjourn the Special Meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the merger.

2.	Who may vote on the proposals to be considered at the Special Meeting?

Only those stockholders whose names appear in Signature Office REIT’s records as owning shares of Signature Office REIT common stock at the close of business on April 23, 2015 are entitled to vote at the Special Meeting.

3.	What does this merger mean for Signature Office REIT?

Upon closing of the merger, each share of Signature Office REIT common stock will automatically be converted into 2.04 shares of GCEAR common stock and Signature Office REIT will cease to exist as a separate corporation. GCEAR will continue as the surviving entity with GCEAR’s officers, advisor and its management team maintaining their current roles.

4.	Who is Griffin Capital Essential Asset REIT, Inc.?

GCEAR is a public, non-traded REIT that invests primarily in single-tenant office and industrial properties. GCEAR is a Maryland corporation that commenced operations in 2009. GCEAR has no employees and is externally advised and managed by Griffin Capital Essential Asset Advisor, LLC. The advisor is owned, through a holding company, by Griffin Capital Corporation, a private real estate company that has been operating since 1995.

5.	Why should I vote for the merger?

The reasons for the merger can be found on pages 149 to 153 of the Proxy Statement, so please read that along with the other information in the proxy.

The Signature Office REIT board of directors believes that the merger is in the best long-term interests of Signature Office REIT stockholders because the board believes that:

•
the merger will result in enhanced operational efficiency and a larger, more diversified portfolio with longer average lease term and more tenants, tenant industries and property types and a broader geographical footprint, all of which reduce risk;

•	the merger will improve the combined company’s position to execute a liquidity event in the near term assuming favorable market conditions;

•
the combined company will be well-positioned to maintain an annual distribution which, after giving effect to the 2.04 exchange ratio, is close to Signature Office REIT’s current annual distribution amount;

•	the merger will not be taxable to Signature Office REIT stockholders; and

•	the merger is fair to the stockholders from a financial point of view.

The board of Signature Office REIT unanimously recommends voting for the merger, and Frank Bishop, Chairman of the Board and a fellow owner of Signature Office REIT common stock, intends to vote his shares FOR the proposal to approve the merger.

6.	How much are the shares of Signature Office REIT and GCEAR worth?

Signature Office REIT and GCEAR’s stock are currently not listed on a stock exchange and, therefore do not have established market values. Also, neither company has recently engaged a valuation expert to provide an appraisal of the estimated value of their shares.

On December 15, 2014, the GCEAR board of directors amended the GCEAR Distribution Reinvestment Plan to increase the purchase price of its shares under its Distribution Reinvestment Plan from $9.77 to $10.40 per share. The $10.40 is not a value per share for GCEAR, just the price that GCEAR has determined to offer to sell shares in their Distribution Reinvestment Plan. For more information about GCEAR’s Distribution Reinvestment Plan, please see GCEAR’s December 17, 2014 Form 8-K as filed at www.SEC.gov and GCEAR’s prospectus dated May 1, 2015 as filed at www.SEC.gov.

7.	Does GCEAR pay a distribution to stockholders?

Yes. GCEAR’s annualized distribution rate is currently $0.6939 per share. After giving effect to the 2.04 exchange ratio, one previously owned share of Signature Office REIT would receive distributions at an annual rate of approximately $1.42 if GCEAR maintains its current distribution rate.

8.	Will Signature Office REIT continue to pay its quarterly distribution until the closing of the merger?

Signature Office REIT expects to continue to pay distributions to the holders of its common stock until the closing of the merger. Any such distributions declared with a record date prior to the closing of the merger but unpaid at the time of the merger will be payable by Signature Office REIT to the transfer agent and then disbursed after the merger.

9.	What does the advisory vote on merger-related compensation really mean?

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requires that executive compensation related to a merger be disclosed in a proxy and stockholders be provided the opportunity to vote to approve (on a non-binding basis) the compensation. This item is in the proxy to comply with the Dodd-Frank Act, and asks stockholders to vote to approve (on a non-binding basis such) executive compensation. A non-binding voting proposal does not directly determine the outcome. Instead, management has the discretion to decide whether or not to implement the proposal regardless of the results of the stockholder vote. The purpose of a non-binding proposal is to convey stockholder expectations to management. The stockholder vote on this matter will have no impact on the vote to approve the merger.

10.	Why is there an item to adjourn the meeting?

This proposal grants the officers of Signature Office REIT, who serve as proxy holders, discretionary authority to approve one or more adjournments of the special meeting to another date, time, or place, if necessary or appropriate, including to solicit additional proxies in favor of the proposal to approve the merger.

11.	What will happen to my Signature Office REIT shares?

If the transaction is approved, every share of Signature Office REIT will be converted into 2.04 shares of GCEAR upon the closing of the transaction. The conversion will happen automatically upon completion of the merger.

12.	What is the required Signature Office REIT stockholder vote to approve the merger?

At least a majority of the outstanding shares of common stock of Signature Office REIT must approve the merger in order for the merger to take place.

13.	How long will this transaction take? When will I get my stock?

The stockholder meeting is scheduled for June 9, 2015 and the merger is expected to close shortly thereafter. Your shares will become shares of GCEAR automatically upon the closing of the merger. You will not receive a share certificate as your shares will be issued in book-entry form only. We expect that GCEAR or its transfer agent will send you a notice of your holdings in connection with the issuance.

14.	How many shares of GCEAR stock will I get?

2.04 shares of GCEAR for every one share of Signature Office REIT.

15.	I don’t understand how my Signature Office REIT shares will convert into GCEAR Shares.

This will be done automatically through a book-entry process as the shares of GCEAR, like Signature’s shares, are uncertificated. We expect that GCEAR or its transfer agent will send you a notice of your holdings shortly after the closing of the merger.

16.	Upon completion of the exchange, what will happen to any fractional shares I have of Signature Office REIT?

Fractional shares of Signature Office REIT will also convert to shares and/or fractional shares of GCEAR at a 2.04 ratio in connection with the merger.

17.	I don’t want stock. Can I get cash?

There is no cash election option in the merger transaction. However, the merger agreement provides that, after closing of the merger, Signature Office REIT stockholders may participate in GCEAR’s Share Redemption Program, subject to the limits of the plan, which can be terminated or amended by GCEAR at any time upon 30 days notice. Under GCEAR’s Share Redemption Program and the merger agreement, stockholders of Signature will be deemed to have acquired GCEAR shares on the date of the issuance of their Signature shares and for the same price as that paid to Signature, adjusted for the conversion rate of 2.04. For more information about GCEAR’s Share Redemption Program, please see GCEAR’s Annual Report on Form 10-K for the year ended December 31, 2014 and GCEAR’s prospectus dated May 1, 2015 as filed at www.SEC.gov.

18.	Will I have a tax consequence from this transaction?

No.

19.	Is there paperwork required by stockholders of Signature Office REIT as part of this transaction?

No.

20.	What is my proof of ownership for GCEAR shares?

You will receive an account statement after the merger from GCEAR or its transfer agent, which is also the transfer agent of Signature Office REIT.

21.	How can I vote?

There are three ways to vote:

1.	Via the Internet - which can be accessed via the following link: www.2voteproxy.com/sor

2.	Via Phone - BFDS Proxy voting (Automated System): 1-800-830-3542

3.	Mail in the proxy card in the postage-paid envelope provided

Voting promptly will save Signature Office REIT expenses.

22.	How do I request a replacement proxy card?

Should you have any questions about the proxy materials, or need a replacement proxy card, please call one of our Shareholder Services Specialists Monday through Friday at 1-844-460-9407 (toll free).

23.	How do I change my vote?

By Internet: You can update your vote by visiting www.2voteproxy.com/sor and entering in your 14 digit control number and your 8 digit security code and hitting “Login”. You will then be able to Continue to Voting and re-cast your vote.

By Phone: You can update your vote by calling 800-830-3542 and re-casting your vote.

By Mail: If you do not have a proxy card or have already mailed your proxy card, please call one of our Shareholder Services Specialists Monday through Friday at 1-844-460-9407 (toll free) and we would be happy to mail you a proxy kit containing a proxy card. Once you receive the packet, please cast your updated vote and mail in the proxy card.

24.	How do I RSVP for the Special Meeting?

By Internet: You can RSVP to the Special Meeting by visiting www.2voteproxy.com/sor and entering in your 14 digit control number and your 8 digit security code and hitting “Login”. You will then be able to Continue to Voting and check the box stating “Yes, I plan to attend the Special Stockholder Meeting at 1:00 p.m. (ET), on June 9, 2015 in Peachtree Corners, Georgia” and submit your vote.

By Mail: In order to RSVP to the Special Meeting, you must check the YES box next to “I plan to attend the Special Stockholder Meeting at 1:00 p.m. (ET), on June 9, 2015 in Peachtree Corners, Georgia.” If you do not have a proxy card, please call one of our Shareholder Services Specialists Monday through Friday at 1-844-460-9407 (toll free) and we would be happy to mail you a proxy kit containing your proxy card. Once you receive the packet, please check the YES box and mail in your proxy card.